Exhibit 99.1

M47 Exploration Licence – Trillion Announces Field Scouting and Geophysical Program Update

June 30, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that a successful technical field scouting program was recently completed across the M47 exploration licence area in southeastern Türkiye in preparation for a planned geophysical data acquisition campaign during the upcoming 2026 field season.

The scouting program was undertaken by the project’s technical team on June 6-8 and focused on evaluating key exploration leads, validating geological interpretations, and optimizing the design of future geophysical surveys. The program combined field observations with the review of historical subsurface information, existing seismic datasets, well control, and regional geological models.

Particular attention was given to prospective structural trends identified in the eastern and northeastern portions of the licence area. Surface geological observations confirmed the presence of significant fault-related structural features, which are important for understanding hydrocarbon migration pathways and potential trapping configurations. These observations provide additional support for previously interpreted subsurface structures and help reduce geological uncertainty in several priority target areas.

The planning of the proposed seismic program has also been guided by the results of a recently completed high-resolution gravity study. Integration of gravity data with existing geological and well information has helped identify several structural leads requiring further evaluation. In addition, publicly available information on nearby discoveries and development activities conducted by Türkiye’s national oil company along the eastern margin of the licence has contributed to refining the structural framework and prioritizing exploration targets.

Based on the integrated interpretation, several new seismic lines have been designed to improve imaging across key prospective and proven structures. The planned survey is intended to better define fault geometries, structural closures, reservoir continuity, and relationships between identified leads and adjacent producing trends. The program is expected to significantly enhance understanding of the licence area’s development and exploration potential, to support future drilling decisions.

The scouting program also reviewed historical drilling results from structures located in the northeastern part of the licence. Variations observed between nearby wells suggest a more complex fault-controlled structural framework than previously recognized. Existing seismic coverage appears insufficient to fully resolve these relationships, highlighting the importance of acquiring additional geophysical data to improve subsurface interpretation and prospect ranking.

A preliminary geological and geophysical model has been developed by integrating well data, existing seismic information, gravity data, and field observations. This model provides a refined understanding of the regional tectonic setting and supports the identification of additional exploration opportunities within the licence area.

The planned seismic acquisition program is expected to use modern nodal recording technology, which is well-suited to the region’s topography and operational conditions. Survey design has been optimized to maximize data quality while maintaining operational efficiency. Detailed technical planning is currently underway, and the resulting dataset is expected to materially improve subsurface imaging across priority exploration targets.

The Company believes that the combination of field validation, gravity interpretation, historical well analysis, and the planned seismic acquisition program represents an important step toward de-risking exploration prospects within the M47 licence area and advancing the project toward future drilling opportunities.

Numerous Recent Discoveries on Trend

MIG Field
9,000 BOE/d · 2025
M47 North Field Discovery (2025)
Agacyurdu Field
1,300 → 6,000 BOE/d · 14 wells
80,000+
BOE/d neighbouring production
Trillion's leads sit directly on trend with proven producing fields.
Yağızoymak Field
~3,000 BOE/d · 2024
Mid-Lead
Gabar Field
40,000 BOE/d · 1 bn bbl
M47C3,C4 · Trillion licence
Bulmuşlar Field
8,000 BOE/d · 20 wells 2026
South-Lead
East Fındık discovery
TPAO · New 2026
Esma Çevik Field
27,000 BOE/d · 2025
TPAO producing / discovered fields
M47 leads (prospective)
M47C3,C4 licence (Trillion)
Satellite base: Google Earth. Field production per TPAO public disclosures & company estimates (Jan 2026). M47 leads are prospective resources, distinct from the confirmed North 2C.

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 Figure 1. Regional Map with TCF Blocks and surrounding production and discoveries

Scott Lower, President of Trillion Energy, stated:

“The technical field scouting program is a valuable step towards realizing the potential of the M47 licence area and has helped focus our planned seismic program on the most promising areas. We are encouraged by the integration of geological observations, gravity interpretation and nearby field analogues, which continue to strengthen our understanding of the licence’s exploration potential. The planned seismic survey is expected to play a key role in advancing target definition and supporting future drilling decisions for the North discovery development concepts and the Mid and South exploration areas. Our vision is to have a multi-field producing block in the shortest timeframe possible.”

About the M47c,d Oil Block

The M47c,d oil block covers approximately 450 km² within the Cudi-Gabar petroleum province, one of Türkiye’s most active onshore oil regions. Block M47C3,C4 is located approximately 11 km southeast of Türkiye’s largest onshore light oil discovery, the Şehit Aybüke Yalçın field, which contains oil in the same Beloka and Mardin Group carbonate reservoirs as M47. The region hosts significant established production, with over 100 analogue wells operating within a 2-to-12-kilometre radius, targeting the Mardin and Beloka reservoir intervals that Trillion is targeting on M47c,d.

As previously announced on April 16, 2026, an independent third-party resource evaluation, effective December 31, 2025, prepared in accordance with COGEH, identified meaningful contingent and prospective oil resources on the Block, providing a strong foundation for the upcoming work program. Highlights include:

-	2C Contingent Resource of 27.6 MMbbl on the North Discovery, with an unrisked NPV-10 of US$733.5 million.

-	Approximately 11 km from the Şehit Aybüke Yalçın oil field, Türkiye’s largest onshore oil discovery, in the same Beloka and Mardin Group reservoirs as M47.

-	Light oil confirmed at 32.4° API gravity at the C-1 and C-2 wells, with 38 metres of net oil pay at C-1.

-	Total unrisked resource potential of 51.6 MMbbl net to Trillion across three prospects, with a North Prospect 3C estimate at an unrisked NPV-10 of US$1.18 billion.

-	Gabar regional fields produce approximately 80,000 bbl/d, with a stated target of 100,000 bbl/d and five new oil fields discovered nearby in about five years.

-	Upcoming planned seismic and drilling programs.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for future work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

e-mail: info@trillionenergy.com

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the Company’s earn-in obligations and the funding of its work program commitments on the M47 Concession; the Company’s strategic direction and focus on the M47 block; the anticipated exploration and drilling program and timing thereof; and the business and affairs of the Company generally. Forward-looking information is based on a number of assumptions including, without limitation: JOC partner approvals; prevailing oil prices and foreign exchange rates; access to capital; and the availability of required services and equipment. Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially, including: commodity price risk; drilling and operational risk; regulatory risk in Türkiye; JOC partner risk; access to financing; and currency risk. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

Oil and Gas Disclosure, COGEH / NI 51-101

This news release has been prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

References to analogue production rates and reservoir characteristics at the Şehit Aybüke Yalçın and Şehit Esma Çevik fields, and to current Gabar production of approximately 80,000 barrels per day (2025) are based on publicly available information reported by Türkiye Petrolleri Anonim Ortaklığı (“TPAO”), Türkiye’s Ministry of Energy and Natural Resources, and public media sources. These fields are operated by TPAO and Trillion Energy has no direct knowledge of their subsurface or production data. Production rates and targets at analogue fields are not necessarily indicative of production rates that may be achieved at Block M47C3,C4.

Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.